CENDANT CORPORATION
                             9 West 57th Street
                            New York, N.Y. 10019


                                                     July 11, 2001

VIA FACSIMILE AND EDGAR
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
Attn: Karen Garnet
      Grace Lee

         Re: Application for Withdrawal of Registration Statement on Form S-3 Filed by Cendant Corporation
                  (Commission File No. 333-59742)
                  -------------------------------------------------------

Ladies and Gentlemen:

         The undersigned Registrant hereby requests withdrawal of its Registration Statement on Form S-3, File No. 333-59742 (the "Registration Statement"), pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended. The Registration Statement was originally filed on April 27, 2001, no amendments have ever been filed and the Registration Statement has not been declared effective. No securities were issued or sold pursuant thereto and the Registrant did not ever print or distribute any preliminary prospectus.

         The Registrant is requesting withdrawal of the Registration Statement due to the Registrant's decision not to proceed with an offering of the securities registered thereby.

         Pursuant to the requirements of Rule 477 promulgated under the Securities Act of 1933, as amended, the Registrant has duly caused this request for withdrawal to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      CENDANT CORPORATION


                                      By:  /s/ Eric J. Bock
                                           --------------------------------
                                               Eric J. Bock
                                               Senior Vice President, Law

cc: The New York Stock Exchange
    Vincent J. Pisano, Esq.